July 12, 2005

Via Fax & U.S. Mail

Mail Stop 3561

Mr. Douglas A. Myers, Chief Executive Officer and President
CBD Media LLC
312 Plum Street, Suite 900
Cincinnati, Ohio 45202

Re: 	CBD Media LLC (the "Company")
      Form 10- K for the year ended December 31, 2004
      File No. 333-107783

Dear Mr. Myers:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Accounting Comments

Liquidity and Capital Resources

Indebtedness, page 21

1. In light of your significant leverage, we suggest that you expand your disclosure with respect to the financial ratios that you are required to maintain under the terms of your senior credit facility.
We note these ratios were modified in connection with the issuance of the senior notes by CBD Media Holdings, and that such ratios were set forth on page 81 of the Form S-4 registration statement relating to the senior notes. Specifically, we suggest you add a table to MD&A in order to present the required ratios along with your actual ratios for at least the most recent period presented. Any trends or uncertainties that may affect your ability to maintain compliance with the required ratios, such as the scheduled decreases in the required leverage ratios, should also be discussed.

Contractual Obligations - page 23

2. Please revise the table of contractual obligations to present interest amounts, which may be estimated (with appropriate disclosure of your assumptions), relating to your senior credit facility. Also, we suggest you show the principal and interest amounts related to your senior subordinated notes and senior credit facility separately (in the same manner that you show each of your purchase obligations separately).

3. Assuming you intend to make distributions to CBD Media Holdings in order to provide the funds necessary to make scheduled payments of interest in respect of the senior notes, please add a footnote to the table of contractual obligations setting forth the expected payments.

Notes to Consolidated Financial Statements

Note 7 Long Term Debt - page F-12

4. The description of your "other" restrictive covenants includes a reference to fixed charge coverage. However, in your description of the 2004 recapitalization on pages 21-22, you state that your senior credit facility has been amended to delete the requirement that you maintain a fixed charge coverage ratio. Please revise, as appropriate.

5. You state that, at December 31, 2004 and 2003, you were in compliance with all restrictive covenants or you received waivers for events of non-compliance. Please clarify whether your needed any waivers and, if so, describe the nature of the non-compliance and how you expect to achieve compliance in the future.


* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Rob Perdue at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.


Sincerely,



							David R. Humphrey
							Branch Chief

Via Facsimile: Mr. John Schwing
		(513) 651-3842